Exhibit 99.1
                                  PERDIGAO S.A.
                             CNPJ 01.838.723/0001-27
                                 Public Company


                                  RELEVANT FACT


We wish to announce to our shareholders and to the market that our subsidiary, PERDIGAO AGROINDUSTRIAL S.A. has today signed an agreement for the acquisition of quotas representing the entire capital of the following companies: MARY LOISE INDUSTRIA DE ALIMENTOS LTDA. and MARY LOISE INDUSTRIA E COMERCIO DE RACOES LTDA., both with registered offices in Nova Mutum, state of Mato Grosso, being chicken slaughtering activities.

The amount of investments involved is approximately R$ 40 million. Currently, 60,000 chickens/day are being slaughtered at this unit, which has an installed capacity for 120,000 head of chicken/day. Other installations include: a hatchery, an animal feed plant, a poultry breeding farm, grain storage facility and a soybean roasting installation.

This acquisition will meet the growing overseas demand for chicken meat and will be submitted for approval by the appropriate authorities and announced to the market.


                             Sao Paulo, June 20 2005


                                 Wang Wei Chang
                             Chief Financial Officer



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All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change
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